UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 18 / Exit Filing)

Under the Securities Exchange Act of 1934

NORTHERN DYNASTY MINERALS LTD.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

66510M204
(CUSIP Number)

April 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66510M204	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 66510M204	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto Fer et Titane Inc. (formerly QIT-Fer et Titane Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. (a)	Name of Issuer

Northern Dynasty Minerals Ltd.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

Suite 1020, 800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6

Item 2. (a)	Name of Person Filing

Rio Tinto Fer et Titane Inc. (formerly QIT-Fer et Titane Inc.)

Item 2. (b)	Address of Principal Business Office or, if None, Residence

1625 Marie-Victorin Road
Sorel-Tracy, Quebec
J3R 1M6
Canada

Item 2. (c)	Citizenship

Quebec, Canada

Item 2. (d)	Title of Class of Securities

Common Stock, no par value

Item 2. (e)	CUSIP Number

66510M204

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership

Item 4 is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

0

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 0

(iv) Shared power to dispose or to direct the disposition: 0

Rio Tinto gifted all of its shares of the issuer to two Alaskan charitable foundations, the Alaska Community Foundation and the Bristol Bay Native Corporation Education Foundation.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Rio Tinto Fer et Titane Inc. (formerly QIT – Fer et Titane Inc.) is an indirect wholly-owned subsidiary of Rio Tinto plc. Rio Tinto Fer et Titane Inc. was the record holder of the 18,145,845 shares that were gifted to two Alaskan charitable foundations, the Alaska Community Foundation and the Bristol Bay Native Corporation Education Foundation.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2014

Rio Tinto plc

By:	/s/ Eleanor Evans
Name: Eleanor Evans
Title: Company Secretary

Rio Tinto Fer et Titane Inc. (formerly QIT – Fer et Titane Inc.)

By:	/s/ Gildas Inisan
Name: Gildas Inisan
Title: CFO